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                                         Quantum Epitaxial Designs, Inc.
                                          --------------------------------------
                                         119 Technology Drive
                                         Bethelhem, PA  18015
                                         Telephone (610) 861-6930
                                         Telefax  (610) 861-5273





January 16, 1998




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549
Attention:  Pam Long (Rm. 4128, M.S. 4-4)

         Re: Quantum Epitaxial Designs, Inc.
             Registration Statement No. 333-37457 on Form S-1 filed October 8, 1997 and as Amended by Amendments No. 1, No. 2, No.3 ,
             No.4 and No. 5
             --------------------------------------------------------------

Dear Ms. Long:

         On behalf of Quantum Epitaxial Designs, Inc. (the "Company"), and in connection with the registration statement on Form S-1 (No. 333-37457) filed by the Company with the Securities and Exchange Commission (the "Registration Statement"), we hereby request the withdrawal of the Registration Statement. Based on current market conditions, the Company has decided not to proceed with the offering at this time.

                                       Very truly yours,

                                       /s/ THOMAS L. HIERL
                                       --------------------------------------
                                       Thomas L. Hierl
                                       President and Chief Executive Officer